T. Rowe Price Spectrum Fund, Inc. Spectrum International Fund

The fund's investment strategy table, "Asset Allocation Ranges for Underlying Funds," has been revised to reflect the following:

The T. Rowe Price International Growth & Income (“IGI”) was added to the mix of underlying funds for the Spectrum International Fund (investment range 0-35%) and the investment range for the International Stock Fund (“ISF”) was changed from 35-65% to 0-55%.

T. Rowe Price Spectrum Fund, Inc. Spectrum Growth Fund

The fund's investment strategy table, "Asset Allocation Ranges for Underlying Funds," has been revised to reflect the following:

Growth & Income and New Era Funds have been removed from the Spectrum Growth Fund’s list of Asset Allocation Ranges for Underlying Funds.